Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2007	2006	2005	2004	2003	2008	2007
Net loss attributable to common shareholders	(148,305)	(135,819)	(102,505)	(252,298)	(130,031)	(113,920)	(56,640)
Add: fixed charges	15,421	45,147	18,942	12,504	10,694	79,261	10,197

Earnings as defined	(132,884)	(90,672)	(83,563)	(239,794)	(119,337)	(34,659)	(46,443)

Fixed charges:
Interest expensed and capitalized	14,827	44,582	17,559	10,988	9,326	78,903	9,904
Estimated interest component of rent	594	565	1,383	1,516	1,368	358	293

Total fixed charges	15,421	45,147	18,942	12,504	10,694	79,261	10,197

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss attributable to common shareholders for the period.